CUSIP NO. 46626E 20 5                  13G                         Page 1 of 9
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                         j2 Global Communications, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                  46626E 20 5
                                  -----------
                                 (CUSIP Number)

                               December 31, 2002
                               -----------------
               (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP NO. 46626E 20 5                  13G                         Page 2 of 9

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

      ORCHARD/JFAX INVESTORS, LLC
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                     5.   SOLE VOTING POWER

     NUMBER OF            2,277,957 Shares

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             2,277,957 Shares

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,277,957 Shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      20.4%

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12.   TYPE OF REPORTING PERSON*

      OO Limited Liability Company

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*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 20 5                  13G                         Page 3 of 9

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     RICHARD S. RESSLER
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            2,599,832 Shares

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             2,599,832 Shares

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,599,832 Shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      23.1%

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12.   TYPE OF REPORTING PERSON*

      IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 20 5                  13G                         Page 4 of 9

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     RESSLER FAMILY FOUNDATION
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [_]

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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            77,561 Shares

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             77,561 Shares

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,561 Shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.7%

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12.   TYPE OF REPORTING PERSON*

      OO CHARITABLE TRUST

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*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 20 5                  13G                         Page 5 of 9

PRELIMINARY STATEMENT:

         This Amendment No. 4 supplements the Schedule 13G filed by Orchard/JFAX Investors, LLC, Richard S. Ressler, and the Ressler Family Foundation with the Securities and Exchange Commission on August 5, 1999, as such Schedule 13G was amended by Amendment Nos. 1, 2 and 3 filed with the SEC on February 3, 2000, February 8, 2001 and February 1, 2002, respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the original Schedule 13G.

         All figures regarding shares of the Common Stock reported herein are as adjusted for, and after giving effect to, the one-for-four reverse stock split that was effected by j2 as of February 8, 2001.

ITEM 1(A).  NAME OF ISSUER:
            j2 Global Communications, Inc. ("Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            6922 Hollywood Blvd., Suite 800, Hollywood, CA 90028.

ITEM 2(A).  NAME OF PERSON FILING:
            This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

            (1)   Orchard/JFAX Investors, LLC ("Orchard Investors");

            (2)   Richard S. Ressler ("Mr. Ressler"); and

            (3)   Ressler Family Foundation (the "Foundation").

                  Mr. Ressler is a member and the sole manager of Orchard Investors. Mr. Ressler is a trustee of the Foundation.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            The principal business office of the Reporting Persons is 6922 Hollywood Blvd., Suite 900, Hollywood, CA 90028.

ITEM 2(C).  CITIZENSHIP:
            Orchard Investors is a Delaware limited liability company. Mr. Ressler is a United States citizen. The Foundation is a California trust.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $.01 par value (the "Common Stock").

ITEM 2(E).  CUSIP NUMBER:
            The CUSIP is #46626E 20 5.

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:
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CUSIP NO. 46626E 20 5                  13G                         Page 6 of 9


            (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

            (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

            (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [_] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;

            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [_] Group in accordance with Rule 13d- 1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.     OWNERSHIP:

            In November 2002, Orchard Investors sold 1,000,000 shares of the Common Stock in a brokered block transaction to an institutional investor. Also in November 2002, the Foundation sold 20,000 shares of the Common Stock on the open market. After giving effect to these sales, the beneficial ownership of the 2,676,911 shares of Common Stock reported herein is as follows:

            Orchard Investors:

            (a) Amount beneficially owned: 2,277,957

            (b) Percent of class: 20.4%

            (c) Number of shares as to which such person has:
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CUSIP NO. 46626E 20 5                  13G                         Page 7 of 9


                 (i)   Sole power to vote or to direct the vote: 2,277,957

                 (ii)  Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       2,277,957

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0

            Mr. Ressler:

            (a) Amount beneficially owned: 2,599,832

            (b) Percent of class: 23.1%

            (c) Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote: 2,599,832

                 (ii)  Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       2,599,832

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0

            The Foundation:

            (a) Amount beneficially owned: 77,561

            (b) Percent of class: 0.7%

            (c) Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote: 77,561

                 (ii)  Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       77,561

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0

            For Orchard Investors and Mr. Ressler, the foregoing beneficial ownership includes 77,079 shares of Common Stock underlying Warrants exercisable at an exercise
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CUSIP NO. 46626E 20 5                  13G                         Page 8 of 9

            price of $9.60 per share (the "Warrants") held by Orchard Investors. Mr. Ressler's beneficial ownership also includes 71,875 shares underlying options he owns that are currently exercisable (the "Options"). Accordingly, for Orchard Investors and Mr. Ressler, the foregoing percentages reflect a total of 11,082,262 shares of Common Stock outstanding as of December 31, 2002, and also assume the exercise of the remaining Warrants and Options held the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 11,159,341 shares for Orchard Investors and 11,231,216 for Mr. Ressler).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION:

            Not Applicable.

ITEM 10.    CERTIFICATIONS:

            Not Applicable.

CUSIP NO. 46626E 20 5                  13G                         Page 9 of 9




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003

                                          ORCHARD/JFAX INVESTORS, LLC

                                          By:    /s/ Richard S. Ressler
                                              ---------------------------------
                                                    Richard S. Ressler
                                                    Manager


                                          RICHARD S. RESSLER

                                                 /s/ Richard S. Ressler
                                              ---------------------------------
                                          Richard S. Ressler


                                          RESSLER FAMILY FOUNDATION

                                          By:    /s/ Richard S. Ressler
                                              ---------------------------------
                                                    Richard S. Ressler
                                                    Trustee